

S 16012738)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Principal Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines (City) IA (State) 50392-0200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tracy W. Bollin 515-362-1345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 (Address) Des Moines (City) IA (State) 50309 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Tracy W. Bollin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Principal Funds Distributor, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Chief Financial Officer



Notary Public


THÉA AMSDEN
Commission Number 221444
My Commission Expires
March 15, 2017

This report contains:

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Operations.
(X) (d) Statement of Cash Flows.
(X) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous Audit.

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2015

Contents


Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Funds Distributor, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2016

Principal Funds Distributor, Inc.

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	**50,912,423**
Receivables from:		
Affiliates		**13,107,421**
Others		**200,714**
Total receivables		**13,308,135**
Deferred sales commissions		**11,105,631**
Income tax receivable under tax allocation agreement		**12,308,952**
Net deferred income tax asset		**4,443,097**
Capitalized computer software development costs		**1,193,638**
Other assets		**787,095**
Total assets	$	**94,058,971**
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	**16,570,726**
Payables to:		
Principal Life Insurance Company		**15,683,042**
Other affiliates		**4,706,154**
Total liabilities		**36,959,922**
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares		**100,000**
Additional paid-in capital		**552,813,489**
Accumulated deficit		**(495,814,440)**
Total stockholder's equity		**57,099,049**
Total liabilities and stockholder's equity	$	**94,058,971**

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Operations

Year ended December 31, 2015

Revenues		
Distribution fees (12b-1 fees)	$	165,137,893
Underwriting fees		5,360,763
Contingent deferred sales charges		2,790,371
Total revenues		173,289,027
Expenses		
Distribution expenses (12b-1 fees)		153,624,134
Compensation and related expenses		62,599,029
Amortization of deferred sales commissions		24,408,250
General and administrative expenses		50,979,645
Computer Software Development Costs		795,749
Total expenses		292,406,807
Loss before income tax benefit		(119,117,780)
Income tax benefit		47,422,950
Net loss	$	(71,694,830)

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2015	$ 100,000	$ 470,863,061	$ (423,957,350)	$ 47,005,711
Net loss	–	–	**(71,694,830)**	**(71,694,830)**
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	**1,950,428**	–	**1,950,428**
Equity distribution in the form of common stock to employees	–	–	**(162,260)**	**(162,260)**
Capital contributions from Principal Management Corporation	–	**80,000,000**	–	**80,000,000**
Balance at December 31, 2015	**$ 100,000**	**$ 552,813,489**	**$ (495,814,440)**	**$ 57,099,049**

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Cash Flows

Year ended December 31, 2015

Operating activities		
Net loss	**$**	**(71,694,830)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		**24,408,250**
Allocation of stock-based compensation		**1,950,428**
Equity distribution in the form of common stock to employees		**(162,260)**
Deferred income taxes, net		**(2,766,746)**
Sales commissions deferred		**(22,810,687)**
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement		**(770,085)**
Receivables from affiliates		**1,345,379**
Other receivables		**(15,941)**
Capitalized computer software development costs		**795,749**
Other assets		**50,106**
Accounts payable and accrued expenses		**(82,454)**
Payable to Principal Life Insurance Company		**1,742,282**
Payable to other affiliates		**78,320**
Net cash used in operating activities		**(67,932,489)**
Financing activities		
Capital contributions from Principal Management Corporation		**80,000,000**
Net cash provided by financing activities		**80,000,000**
Net increase in cash and cash equivalents		**12,067,511**
Cash and cash equivalents at beginning of year		**38,844,912**
Cash and cash equivalents at end of year	**$**	**50,912,423**

See accompanying notes.

Principal Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2015

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the State of Washington and is a wholly owned subsidiary of Principal Management Corporation ("PMC"). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("the Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned. Additionally, the Company pays to the selling broker-dealers a portion of these fees. Such fees are booked as expense in the month they are earned.

Deferred Sales Commission

Commission costs related to sales of Class C, Class J and certain Class A shares are capitalized and amortized over each Class's contingent deferred sales charge period as stated in the Funds' prospectus. Deferred sales commissions related to Class C shares are amortized over a period of 12 months using the straight-line method. Deferred sales commissions related to Class J shares are amortized over an 18 month period using the straight-line method. Class A shares are amortized over a period of 12 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $500,000 or more.

Capitalized Computer Software

Applicable internally developed, purchased or leased internal use software costs that exceed set thresholds are capitalized. The capitalization period covers the span of time from the design of the chosen alternative, through coding, testing, and putting a project into production. Capitalization ends when the software is ready for its intended use. Amortization begins when the software is ready for its intended use, and is amortized over the life of the software. For GAAP reporting purposes, an estimated useful life of four years is used.

Future Adoption of New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* (ASU 2014-09), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance

2. Summary of Significant Accounting Policies (continued)

obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws.

The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Related-Party Transactions

As set forth in the Statements of Operations, the Company receives distribution (Rule 12b-1) fees from the Funds.

Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $13,107,421 at December 31, 2015.

3. Related-Party Transactions (continued)

Additionally, the Company pays to selling broker-dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as distribution fees and fees paid to selling broker dealers are listed as distribution expenses. The Company is affiliated with Princor Financial Services Corporation ("PFSC") through common ownership and management. Distribution expenses paid to PFSC for the sale of shares of the Funds totaled $66,151,370 for the year ended December 31, 2015.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2015 were $180,274,893.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $1,950,428 to the Company for the year ended December 31, 2015. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $80,000,000 for the year ended December 31, 2015.

4. Leases

As of December 31, 2015, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

2015	$ 508,686
2016	512,843
2017	512,843
2018	512,843
Thereafter	1,282,109
	$ 3,329,325

Rent expense for 2015 totaled $608,053.

5. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements of $44,221,966 during 2015.

Our income tax expense was as follows:

	Year Ended December 31 2015
Current income taxes (benefits):	
U.S. federal	**$ (36,208,772**
State	**(8,447,432)**
Total current income taxes (benefits)	**(44,656,204)**
Deferred income taxes (benefits):	
U.S. federal	**(1,645,030)**
State	**(1,121,716)**
Deferred income taxes (benefits)	**(2,766,746)**
Total income taxes (benefits)	**$ (47,422,950**

5. Income Taxes (continued)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows:

	December 31 2015
U.S. corporate income tax rate	35.0%
State tax	5.2
Nondeductible meals and entertainment	(0.4)
Effective income tax rate	39.8%

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2015 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2015.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows:

5. Income Taxes (continued)

	December 31 2015
Deferred income tax assets:	
State net operating loss	$ 5,568,133
Stock compensation	772,889
Deferred compensation	1,381,065
Other deferred income tax assets	182,309
Total deferred income tax assets	7,904,396
Deferred income tax liabilities:	
Deferred sales commissions	(2,799,393)
Software amortization	(311,877)
Prepaid expenses	(316,412)
Annual incentive plan	(33,617)
Total deferred income tax liabilities	(3,461,299)
Total net deferred income tax assets	$ 4,443,097

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

The Internal Revenue Service ("IRS") has completed its examinations of all tax years prior to 2009. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and for tax years 2006 through 2008 in 2015. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012, for 2011 during the first quarter of 2013 and for 2012 in the third quarter of 2015. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2015, the Company had net capital of $21,132,675, which was $20,882,675 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplementary Information

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2015

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$57,099,049
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		57,099,049
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		57,099,049
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$35,966,374	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(35,966,374)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$21,132,675
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	–	–
10. Net Capital		$21,132,675

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2015

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	20,882,675
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	20,832,675

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2015

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited amended Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA on February 26, 2016.

Principal Funds Distributor, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	
D. (k)(3) – Exempted by order of the Commission	

Principal Funds Distributor, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2015

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(1) of that Rule.


EY
Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Principal Funds Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Principal Funds Distributor, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Principal Funds Distributor, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2015 through December 31, 2015. Principal Funds Distributor, Inc.'s management is responsible for Principal Funds Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check or wire detail and bank statement. There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the period from January 1, 2015 to December 31, 2015. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no findings.



Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2015 to December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2016



Building a better
working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have reviewed management's statements, included in the accompanying Principal Funds Distributors, Inc. Exemption Report, in which (1) Principal Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2016


Principal
Funds

Principal Funds Distributor, Inc. Exemption Report

Principal Funds Distributor, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(1) – Limited business (mutual fund and/or variable annuity only).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240 15c3-3 (k) throughout the period from January 1, 2015 to December 31, 2015.

Principal Funds Distributor, Inc.

I, Tracy Bollin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Financial Officer Principal Funds Distributor, Inc.

February 27, 2016